[K&L GATES LETTERHEAD]

VIA EDGAR

May 29, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Kathleen Collins

Re:	Greenfield Online, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed on March 17, 2008 File No. 000-50698

Dear Ms. Collins:

     This is to confirm my telephone call with Melissa Feider today regarding the comment letter from the Staff of the Securities and Exchange Commission, dated April 30, 2008, relating to the above-referenced Annual Report on Form 10-K (the “Comment Letter”). In our letter to you dated May 21, 2008, we had requested an additional ten business days to submit responses to the Comment Letter. To ensure that our response is as comprehensive as possible, we respectfully request an additional two business days to submit those responses. Greenfield Online, Inc. intends to file its responses with the Staff on or before June 2, 2008.

     Please feel free to contact Gary Kocher or me at (206) 623-7580 if you have any questions. Thank you for your consideration.

Sincerely,

/s/ Irene Song Irene Song Kirkpatrick & Lockhart Preston Gates Ellis LLP

cc:	Robert E. Bies, Executive Vice President and Chief Financial Officer Jonathan Flatow, Executive Vice President and General Counsel